KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

August 9, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 4 to Registration Statement on Form S-1
Filed April 24, 2012
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of June 11, 2012 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	We have amended the disclosures to match with the financial statement disclosure on related party transactions. We have also updated the tables to reflect the recently completed year end.

2.	We have revised the table to conform with the financial statement disclosures

3.	We have provided the disclosure relating to Canadian dollars on the financial statements filed with our S-1/A.

4.

We have not presented any outstanding preferred shares as the preferred shares were issued by our subsidiary company as described in Note 7. Accordingly, we believe that they are correctly disclosed in the financial statements as equity in noncontrolling interest. We have re-captioned them “preferred dividends to noncontrolling interests’ in order to avoid any confusion.

5.	We have made the requested revision to our statement of operations.

6.

We have made the requested revisions in the April 30, 2012 and 2011 financial statements included with our S-1/A and have also attached the amended April 30, 2010 financial statements to this response.

7.	We have ensured that all amounts in the MD&A match those of the financial statements.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong

Stolfin Wong, President, CEO

KWest Investment International Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

STATED IN CANADIAN DOLLARS

April 30, 2011

K. R. MARGETSON LTD.	Chartered Accountants

Sechelt office	Vancouver office
PO Box 45, 5588 Inlet Avenue	#210 – 905 West Pender Street
Sechelt BC V0N 3A0	Vancouver BC V6C 1L6
Tel: 604.885.2810	Tel: 604.641.4450
Fax: 1.877.874.9583

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders
KWest Investment International Ltd.:

We have audited the accompanying consolidated balance sheet KWest Investment International Ltd as of April 30, 2011 and April 30, 2010 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended April 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2011 and April 30, 2010 and the results of its operations and its cash flows for each of the years ended in the two year period ended April 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 10 of the financial statements, the 2011 and 2001 financial statements have been restated to correct an error in the application of an accounting principle.

Vancouver, Canada	/s/ K. R. MARGETSON LTD.
August 12, 2011, except Note 10,	Chartered Accountants
which is July 25, 2012

KWest Investment International Ltd.
CONSOLIDATED BALANCE SHEETS
As at April 30, 2011 and 2010
Stated in Canadian dollars

	April 30,2011	April 30,2010
	Restated	Restated
ASSETS
Current
Cash and cash equivalents	$26,446	$86,925
Due from related parties - Note 4	233,765	201,152
Prepaid expense	2,500	6,174
	262,711	294,251
Due from related party - Note 4	885,333	976,000
Property, plant and equipment - Note 3	10,336	18,212
Land for development	100,000	100,000
Deferred tax asset	25,120	29,650
Total Assets	$1,283,500	$1,418,113

LIABILITIES
Current
Accounts payable and accrued liabilities	$129,767	$315,818
Income taxes payable	40,523	51,965
Due to related parties – Note 4	43,172	59,730
Deferred gain on sale - Note 4	332,000	366,000
	545,462	793,513
Long term debt - Note 5	614,815	418,227
Total Liabilities	1,160,277	1,211,740

STOCKHOLDERS' EQUITY
Capital Stock - Note 6
Authorized 100,000,000 common shares, voting, par value $.0001 each 90,000,000 preferred shares, par value $.0001 each
Issued 15,000,000 common shares	1,500	1,500
Additional paid in capital	73,261	73,261
Accumulated retained earnings	20,462	131,612
	95,223	206,373
Equity attributable to noncontrolling interest	28,000	-
Total Stockholders' Equity	123,223	206,373
Total Liabilities and Stockholders' Equity	$1,283,500	$1,418,113
Commitment - Note 9

See Accompanying Notes

KWest Investment International Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended April, 2011 and 2010
Stated in Canadian dollars

	Year ended	Year ended
	April 30,	April 30,
	2011	2010
	Restated	Restated
Revenues
Management fee from related party	$145,912	$407,764
Recognized gain on property sale to related party	34,000	174,000
	179,912	581,764
Expenses
Administration fees	38,700	-
Commission fees	23,344	107,765
Consulting fees	135,071	195,500
Depreciation	7,876	12,306
Office and general	26,185	30,485
Professional fees	27,555	8,157
Rent	37,683	50,504
	296,414	404,717

Income (loss) before income taxes (recovered)	(116,502)	177,047
		.
Income taxes (recovered)
Current	(10,542)	51,065
Deferred	4,530	(29,650)
	(6,012)	21,415

Net income (loss) and comprehensive income (loss) for the year	(110,490)	155,632
Dividend attributable to noncontrolling interest	(660)	-
Net income (loss) and comprehensive income (loss) available to equity stockholders	$(111,150)	$155,632

Basic and diluted income (loss) per share	$(0.007)	$0.010
Weighted average number of shares outstanding	15,000,000	15,000,000

See Accompanying Notes

KWest Investment International Ltd.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the period from May 1, 2009 to April 30, 2011
Stated in Canadian dollars

					Equity
					attributable to	Equity	Total
			Additional	Retained	KWest	attributable to	Shareholders'
	Common Stock		Paid in	Earnings,	shareholders,	noncontrolling	Equity,
	Shares	Amount	Capital	Restated	Restated	interest	Restated

Balance, May 1, 2009	15,000,000	1,500	73,261	(24,020)	50,741	-	50,741

Net income and comprehensive income for the year ended April 30, 2010, Restated				155,632	155,632		155,632

Balance, April 30, 2010, Restated	15,000,000	1,500	73,261	131,612	206,373	-	206,373

January 28, 2011, issuance of 240,000 preferred shares at $0.125/share, net of issuance costs	-	-	-	-	-	28,000	28,000

Net income and comprehensive income for the year ended April 30, 2011, Restated	-	-	-	(110,490)	(110,490)	-	(110,490)

Dividends to noncontrolling interest	-	-	-	(660)	(660)	-	(660)

Balance, April 30, 2011, Restated	15,000,000	$1,500	$73,261	$20,462	$95,223	$28,000	$123,223

See Accompanying Notes

KWest Investment International Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April, 2011 and 2010
Stated in Canadian dollars

	Year ended	Year ended
	April 30,	April 30,
	2011	2010
	Restated	Restated
Operating activities
Net income (loss) for period	$(110,490)	$155,632
Item not requiring outlay (inflow) of cash
Depreciation	7,876	12,306
Deferred taxes	4,530	(29,650)
Gain on property sale to related party	(34,000)	(174,000)
Changes in non-cash working capital balances
Prepaid expenses	3,674	(2,500)
Accounts payable	10,537	9,564
Income taxes payable	(11,442)	51,065
Due to (from) related parties	(49,171)	101,551
Net cash provided by (used in) operating activities	(178,486)	123,968

Investing activities
Related party advance - long term	90,667	(436,000)
Property and equipment	-	(17,227)
Land for development	-	(100,000)
Net cash provided by (used in) investing activities	90,667	(553,227)

Financing activities
Preferred shares issued to noncontrolling interest	28,000	-
Dividends on preferred shares	(660)	-
Long term debt	-	418,227
Net cash provided by financing activities	27,340	418,227

Increase (decrease) in cash and cash equivalents during the period	(60,479)	(11,032)
Cash and cash equivalents, beginning of the period	86,925	97,957

Cash and cash equivalents, end of the period	$26,446	$86,925

Supplemental information

Interest paid	$-	$-
Income taxes paid	$(10,542)	$51,065

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

KWest Investment International Ltd. (“KWest” or the “Corporation”) was incorporated in the state of Nevada, United States on December 8, 2009. On June 7, 2010, KWest acquired KWest Investments & Development Inc. of Edmonton, Alberta, Canada as its wholly owned subsidiary. KWest Investments & Development Inc. (“KWest Alberta”) was incorporated on September 29, 2008 with its head office located in Edmonton, Alberta, Canada and is specialized in real estate syndication.

The Corporation issued 9,555,000 shares of common stock in exchange for 100% of the outstanding common shares of KWest Alberta. Although the Corporation was the legal acquirer, the transaction was accounted for as a recapitalization of KWest Alberta in the form of a reverse merger, whereby KWest Alberta becomes the accounting acquirer and was deemed to have retroactively adopted the capital structure of the Corporation. Accordingly, the accompanying consolidated financial statements reflect the historical consolidated financial statements of KWest Alberta for all periods presented, and do not include the historical financial statements of the Corporation. All costs associated with the reverse merger transaction were expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Corporation’s financial statements included herein are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These consolidated financial statements include the Corporation’s wholly owned subsidiary, KWest Investments & Development Inc., and 100% of its asset, liabilities and net income or loss. All inter-company accounts and transactions have been eliminated.

Functional Currency

The Company’s functional currency is the Canadian dollar. All amounts shown on these statements are stated in Canadian dollars.

Revenue Recognition and Deferred Revenue

The Corporation recognizes revenue when persuasive evidence of an arrangement exists, shipment has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Customers take ownership at point of sale and bear the costs and risks of delivery. In accounting for the gain on sale of land which occurred between related parties, the Company followed the following US GAAP policy:

The gain was initially deferred and was recognized only when the related party sells the assets to third parties and collects the funds for that sale.

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Corporation follows FASB ASC 820, Fair Value Measurements and Disclosures, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. This new accounting standard establishes a single definition of fair value and a framework for measuring fair value, sets out a fair value hierarchy to be used to classify the source of information used in fair value measurement and expands disclosures about fair value measurements required under other accounting pronouncements. It does not change existing guidance as to whether or not an instrument is carried at fair value. The Corporation defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Corporation considers the principal or most advantageous market in which the Corporation would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Corporation has adopted FASB ASC 825, Financial Instruments, which allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value. The Corporation has not elected the fair value option for any eligible financial instruments.

Financial Instruments

Fair Value

The fair value of financial instruments consisting of cash and cash equivalents, due from related parties, accounts payable and accrued liabilities and due to related party were estimated to approximate their carrying values based on the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from these financial instruments.

Risks

Financial instruments that potentially subject the Corporation to credit risk consist principally of cash. Management does not believe the Corporation is exposed to significant credit risk. Management, as well, does not believe the Corporation is exposed to significant interest rate risks during the period presented in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, management considers liquid investments with an original maturity of three months or less to be cash equivalents. As at April 30, 2011, all cash amounts were deposited in accounts were federally insured except for $2,917 9 ($10,577 in 2010).

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of:

i)	completion of a feasibility study; or

ii)	the Company’s commitment to a plan of action based on the then known facts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements above reflect all of the costs of doing business. The major estimates were for accrued liabilities and deferred tax allowance.

Derivative Instruments

The Company accounts for derivative instruments according to FASB ASC topic 815 Derivative and Hedging. This standard establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and also for hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of:

(i)	the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or

(ii)	the earnings effect of the hedged forecasted transaction.

For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. The Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

During the years ended April 30, 2011 and 2010, the Company did not possess a derivative instrument, which the Company accounts for under this FASB ASC topic

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Income per Common Share

FASB ASC 260 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Diluted net income (loss) per share on the potential exercise of the equity-based financial instruments is not presented where anti-dilutive. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share.

Equipment

Equipment is recorded at cost. Amortization is calculated at the following annual rates:

Furniture and computer equipment – 60 month straight line Leasehold improvements - 21 month straight line

Impairment of Long-Lived Assets

Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. No impairments of these types of assets were recognized during the year ended April 30, 2011.

Income Taxes

The Company follows FASB ASC Topic 820, “Income Taxes” which requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Deferred Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Loss)

The Corporation adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

Recent Accounting Pronouncements

The Company adopts new pronouncements relating to generally accepted accounting principles applicable to the Company as they are issued, which may be in advance of their effective date. Management does not believe that any recently issued, but not yet effective accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – EQUIPMENT

			April 30, 2011
		Accumulated
	Cost	Depreciation	Net
Furniture and computers	$17,227	$6,691	$10,336
Leasehold improvements	15,506	15,506	-
	$32,733	$22,397	$10,336

			April 30, 2010
Furniture and computers		Accumulated
Leasehold improvement	Cost	Depreciation	Net
	$17,227	$3,446	$13,781
Furniture and computers	15,506	11,075	4,431
Leasehold improvement	$32,733	$14,521	$18,212

NOTE 4 – RELATED PARTY TRANSACTIONS AND BALANCES

The Corporation entered into the following related transaction with related parties with respect of the purchase and sale of land:

The Corporation sold an undivided 90% interest of the land to a related party for $1,440,000. The resulting gain of $540,000 was deferred and is being recognized as the transferee sells units of the property and collects the proceeds thereon. The transferee does not have to pay the Corporation until it collects funds when the units are sold to unrelated third parties. The required repayment is $10,667 per unit.

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

Current advances from (to) related parties represent advances from (to) a shareholder, advances from a Corporation with common management and advances from a party related to a shareholder. The advances are without interest and have no specified repayment terms.

In addition, the Corporation had the following related party transactions:

	Year ended	Year ended
	April 30,	April 30,
	2011	2010

Management fee income	$145,912	$407,764
Commission expenses	$15,739	$76,259
Consulting expenses	$118,750	$193,500

The following are related transaction balances with related parties for the period ended April 30, 2011 and 2010:

		April 30, 2011		April 30, 2010
	Current	Non-Current	Current	Non-Current
Due from related party	$233,765	$885,333	$201,152	$976,000
Due to related party	$43,172	-	$59,730	-

Current advances from (to) related parties represent advances from (to) a shareholder, advances from a Corporation with common management and advances from a party related to a shareholder. The advances are without interest and have no specified repayment terms.

NOTE 5 – LONG TERM DEBT

Long term debt represents the debt owing on the purchase of land for $1,000,000. The debt is non interest bearing and is to be repaid as the Company collects its receivable on the ultimate sale of the land as described in Note 4 above. The debt is being repaid at $7,407 per unit.

NOTE 6 - CAPITAL STOCK

On April 28, 2010, the Corporation issued 5,445,000 common shares of the Corporation for gross proceed of $92,817 by way of private placement.

On June 7, 2010, the Corporation issued 9,555,000 common shares of the Corporation in exchange for 100% of the outstanding common shares of KWest Investments & Development Inc. As described in Note 2, the transaction was accounted for as a reverse merger and a retroactive recapitalization. Accordingly the outstanding and issued capital stock of the Company is shown as 15,000,000 common shares since inception.

As at April 30, 2011, there were no warrants or options outstanding.

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

NOTE 7 – PREFERRED SHARES

On January 13, 2011, the Company’s 100% wholly owned subsidiary, KWest Alberta closed a private placement of 160,000 preferred shares at $0.125 per share for a gross proceed of $20,000.

During February, 2011, the Company’s 100% wholly owned subsidiary, KWest Alberta, closed a private placement of 80,000 preferred shares at $0.125 per share for a gross proceed of $10,000.

These shares bear a cumulative dividend of 8% per annum and are redeemable at the option of the Company on or before the second year anniversary from the date of closing.

NOTE 8 - INCOME TAX

The components of the future tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows as at April 30, 2011 and 2010:

	2011	2010
Statutory rate	14% - 25%	14% - 25%
Expected income taxes recovery at the statutory rate	$(24,405)	$19,383
Application of previous year’s loss	-	(3,066)
Benefit not recognized through increase in valuation allowance	18,393	5,098
Income tax expense (recovery) recognized in the year	$(6,012)	$21,415

The approximate tax effects of each type of temporary differences that gives rise to future tax assets (liabilities) are as follows at April 30, 2011 and 2010:

	2011	2010

Non-capital loss carry forwards	$23,491	$5,098
Equipment and leaseholds	1,460	1,230
Property sale deferred	23,660	28,420
	48,611	34,748
Less: Valuation allowance	(23,491)	(5,098)

Future tax assets	$25,120	$29,650

As at April 30, 2011, the Company has accumulated non-capital losses for tax purposes of approximately $93,960 (2010 - $20,390) that may be applied against future taxable income for Canadian income tax purposes. The potential tax benefits have not been recorded in theses financial statements as it is not considered likely that they will be utilized. The losses expire as follows:

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

2030	$20,390
2031	73,570

$93,960

NOTE 9 – COMMITMENT

The Company entered into an agreement to rent office space for $29,993 per year ($2,499.43 per month). The agreement expires September 1, 2013.

NOTE 10 – CORRECTION OF PREVIOUSLY RELEASED FINANCIAL STATEMENTS

On June 9, 2009, the Company purchased property for $1,000,000 from a party previously treated as being related. At that time, following guidelines for related party transactions, the cost of the property was recorded at the carrying cost of the related party, namely $573,437. The difference of $426,563 was charged to equity. 90% of the property was determined to be $516,093 and when that portion was sold for $1,440,000, the gain recorded on sale was $923,906. This gain was deferred as disclosed in the Note 2 accounting policy, Revenue Recognition and Deferred Revenue:” The property was subdivided into 135 lots and the gain recognized per lot was $6,844.

As the Company has subsequently determined that the purchase of property was not between related parties, the accounts have been restated to record the cost at the fair value of $1,000,000 – the contracted price. The gain on sale was therefore reduced by $383,906, from $923,906 to $540,000 and the gain recognized per lot was $4,000 –a reduction of $2,844 per lot.

The deferral of the property sale gave rise to a deferred tax asset that, as a result of the change in the amount of deferred gain, has also been adjusted and restated.

The effect on the consolidated statement of operations for the years ended April 30, 2010 and 2011 is to reduce income by $119,122 and $27,165 respectively.

In addition to the change in the deferred gain on sale and the resulting adjustment to deferred tax asset, the current amount due to related parties has been reduced by $109,038 in 2011 and $305,627 in 2010 and accounts payable have been increased by similar amounts to reflect the change of status of the payable from that of a related party to a regular creditor. The long term portion of due to related parties has been re-captioned as long term debt.

A restatement of the Consolidated Balance Sheets as at April 30, 2011 and 2010 and a restatement of the Consolidated Statements of Operations for the two years then ended is as follows:

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

	April 30, 2011			April 30, 2010
	As previously		As Restated	As previously		As Restated
	reported			reported
ASSETS
Current	$262,711		$262,711	$294,251		$294,251
Due from related party	885,333		885,333	976,000		976,000
Property, plant and equipment	10,336		10,336	18,212		18,212
Land for development	57,344	42,656	100,000	57,344	42,656	100,000
Deferred tax asset	23,531	1,589	25,120	25,068	4,582	29,650
Total Assets	$1,239,255	$44,245	$1,283,500	$1,370,875	$47,238	$1,418,113

LIABILITIES
Current
Accounts payable and accrued liabilities	$20,729		$129,767	$10,191		$10,191
Income taxes payable	40,523		40,523	51,965		51,965
Due to related parties	152,210		43,172	365,357		365,357
Deferred gain on sale	568,031	(236,031)	332,000	626,203	(260,203)	366,000
	781,493		545,462	1,053,716		793,513
Due to related parties - Note 4	614,815		614,815	418,227		418,227
Total liabilities	1,396,308	(236,031)	1,160,277	1,471,943	(260,203)	1,211,740

STOCKHOLDERS' EQUITY
Capital Stock	1,500		1,500	1500		1500
Additional paid in capital	73,261		73,261	73,261		73,261
Excess of cost over fair value of assets	(426,563)	426,563	-	(426,563)	426,563	-
Accumulated retained earnings	166,749	(146,287)	20,462	250,734	(119,122)	131,612
Equity attributable to noncontrolling interest	28,000		28,000	-		-
Total Stockholders' Equity	(157,053)	280,276	123,223	(101,068)	307,441	206,373

Total Liabilities and Stockholders' Equity	$1,239,255	$44,245	$1,283,500	$1,370,875	$47,238	$1,418,113

KWEST INVESTMENT INTERNATIONAL LTD.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2011
Stated in Canadian dollars

For the year ended	April 30, 2011			April 30, 2010
	As previously		As Restated	As previously		As Restated
	reported			reported
Revenues
Management fee from related party	$145,912		$145,912	$407,764		$407,764
Recognized gain on property sale to related party	58,172	(24,172)	34,000	297,703	(123,703)	174,000
	204,084		179,912	705,467		581,764

Expenses	296,414		296,414	404,717		404,717

Income (loss) before income taxes (recovered)	(92,330)		(116,502)	300,750		177,047

Income taxes (recovered)
Current	(10,542)		(10,542)	51,065		51,065
Deferred	1,537	2,993	4,530	(25,069)	(4,581)	(29,650)
	(9,005)		(6,012)	25,996		21,415

Net income (loss) and comprehensive income (loss)	(83,325)		(110,490)	274,754		155,632
Dividend attributable to noncotnrolling interest	660		660	-		-

Net income (loss) and comprehensive income (loss) available to equity shareholders	$(83,985)	(27,165)	$(111,150)	$274,754	(119,122)	$155,632